Exhibit 21.1

Subsidiaries of Thunder Bridge II Surviving Pubco

Name of Subsidiary	Jurisdiction of Incorporation
TBII Merger Sub Inc.	Delaware
ADK Merger Sub LLC	Delaware
ADK Service Provider Merger Sub LLC	Delaware
ADK Blocker Merger Sub LLC	Delaware